United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INTELLIGENT BUYING, INC.

(Name of Registrant)

California	001-34861	20-0956471
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.

450 National Ave

Mountain View, CA 94043

(Address of Principal Executive Offices)

(650) 279-9954

(Registrant’s Telephone Number)

John B. Lowy, Esq.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

-copy to-

Law Offices of Robert Diener
41 Ulua Place

Haiku, HI 96708
(808) 573-6163

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

INTELLIGENT BUYING, INC.

450 National Ave

Mountain View, CA 94043

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Intelligent Buying, Inc. (the “Company”) at the close of business on January 15, 2015 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about January 28, 2015.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

As of January 20, 2015, Eugene Malobrodsky, David Gorodyansky, Sophia Malobrodsky, and Altitude Group LLC (collectively, the “Sellers”), entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Seller agreed to sell to AMS Encino Investments, Inc. a California corporation (the “Purchaser”), the 5,753,333 shares of common stock of the Company (the “Shares”) owned by the Sellers, constituting approximately 97.7% of the Company’s 5,889,533 issued and outstanding common shares, for $262,000. As a result of the sale there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Seller and the Purchaser.

In connection with the sale under the Stock Purchase Agreement, the Sellers, two of whom—Messrs. Malobrodsky and Gorodyansky--are also the Company’s officers and directors, have agreed to (a) appoint Hector Guerrero and Jonathan Herzog (the “Designees”) as directors of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit their resignations as the directors and officers of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designees will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.001 per share, of which 5,889,533 shares are issued and outstanding, and 25,000,000 shares of Preferred Stock, $.001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title	Age

Eugene Malobrodsky	Chief Executive Officer, Secretary and Director	33

David Gorodyansky	President, Chief Operating Officer, Chief Financial Officer, Director	33

(1)	Messrs. Malobrodsky and Gordyansky will resign all of their positions when the change of control is completed, on or about February 6, 2015.

The following sets forth biographical information regarding the Company’s current directors and officers:

David Gorodyansky, Co-Founded Intelligent Buying Inc. in 2004.  From August 2001 through May 2002, he served as a Sr. Strategy Manager with Fulcrum Management.  In May 2002, he commenced the business which was the predecessor of Intelligent Buying, Inc. as a partnership with Eugene Malobrodsky.  This business became Intelligent Buying, Inc. in March 2004 and he has continued as Director and President of Intelligent Buying through the present date.  David is a member of the Society of Competitive Intelligence Professionals and an advisor on the Technology Expert Council to Gavin Newsom, the mayor of San Francisco.  He was also is the Co-Founder and currently serves as President of AnchorFree Wireless Inc., which operates Wi-Fi networks in San Francisco and Palo Alto, California.

Eugene Malobrodsky, Co-Founded Intelligent Buying Inc. in 2004 and was active in initially funding and growth of the company.  From September 2000 through August 2001, he served as Information Technology Director of Web Ever, Inc.  From September 2001 through June 2002, he served as Sales Manager for Unix Surplus.  In May 2002, he commenced the business which was the predecessor of Intelligent Buying, Inc. as a partnership with David Gorodyansky.  This business became Intelligent Buying, Inc. in March 2004 and he has continued as Director, Chief Executive Officer, Chief Financial Officer and Secretary of Intelligent Buying through the present date.  He is currently in charge of technical operations and strategy planning.  He also currently serves as a Senior Vice President of AnchorFree Wireless, Inc., which operates Wi-Fi networks in San Francisco and Palo Alto, California.

Set forth below is information describing the Company’s proposed new officers and proposed directors (the “Designees”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title (1)	Age

Hector Guerrero	Director, CEO, CFO	49
17531 Encino Lane
Encino CA, 91316

Jonathan Herzog	Director, President, COO	43
17531 Encino Lane
Encino CA, 91316

(1)         The persons named above will comprise the Company’s Board of Directors when completion of the change of control takes effect, on or about February 7, 2015.

The following sets forth biographical information regarding the Company’s proposed new directors and officers:

Hector Guerrero has over 25 years of business and corporate experience. Since 2009 Mr. Guerrero has been involved in the aviation industry. He is the owner of AVyD Solutions, a Mexican company in the business of aviation and defense. Since 2011, Mr. Guerrero has also been a majority shareholder in MTC Helicopters SA de CV located in Mexico City and in 2011 he acquired and became the Chief Executive Officer of Aviation & Defense Inc, a company engaged in the maintenance, repair and overhaul of commercial and military aircraft based in San Bernardino, California until the company was sold in 2014. Mr. Guerrero also maintains a majority ownership interest in the Durango Quarry, a project focused on extracting a variety of natural stones including marble and travertine that is located in Mapimi, Durango, Mexico.

Jonathan Herzog has 20 years of corporate and senior management experience. From 1995 to 1999 Mr. Herzog was a stockbroker at Bell Securities Limited, a member firm of the Australian Stock Exchange. In 2002, Herzog relocated to the United States and served as the President of Avenue Energy, Inc, successfully achieving the transition from newly formed oil and gas exploration company to an oil producer in 2003. Mr. Herzog also served as a Director on the Board of various other companies including: Avenue Group and its subsidiary companies, Bickhams Media and VideoDome Networks.  Since exiting this group in 2005, Herzog has been involved in corporate and investor relations consulting for both private and public companies, while at the same time serving as a financial consultant/CFO to a group of non-profit organizations in Los Angeles. Mr. Herzog was a Fellow of the Australian Institute of Company Directors from 1993 to 2011. He holds a Bachelors Degree in Economics from Monash University in Melbourne, Australia.

There are no family relationships between the Designees.

There is no relationship between the Sellers and either of the Designees to be directors and officers. The proposed new directors and officers have no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which he participates, that is entered into, or a material amendment, in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, none of our directors, executive officers, promoters, control persons, and neither of the Designees, has been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

	Name and Address	Amount and Nature of
Title of Class	Of Beneficial Owner	Beneficial Ownership	Percent of Class

Common Stock, par value $0.001	Eugene Malobrodsky 450 National Avenue Mountain View CA94043	2,500,000	42.4%
	David Gorodyansky 450 National Avenue Mountain View CA94043	2,500,000	42.4%
	Altitude Group LLC(1) 2264 82nd Street Brooklyn, NY 11214	500,000	8.5%

Common Stock, par value $0.001	All Executive Officers and Directors as a Group (2 persons)	5,000,000	84.9%

(1) Altitude Group, LLC is owned 100% by Dr.Michael Kreitzman

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

	Name and address	Amount and Nature
Title of Class	of Beneficial Owner	of Beneficial Ownership	Percent of Class

Common Stock	AMS Encino Investments, Inc.	5,753,333	97.7%
Par value $.001

(1)	Mr. Guerrero is the principal shareholder of AMS Encino Investments, Inc. (the “Purchaser,), and is therefore deemed to be the beneficial owner of the 5,753,333 Shares being acquired by the Purchaser from the Sellers.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2014.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2014, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of two persons. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

None of our current directors, nor any of the proposed directors following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2014, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: Intelligent Buying Inc., c/o Secretary, 645 Fifth Avenue, Suite 400, New York, NY 10022.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current directors and officers, nor any of the proposed directors, officers or holders of more than five percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2013 and 2014, in any transaction or proposed transaction which may materially affect the Company, except as follows:

Eugene Malobrodsky and David Gorodyansky, the sole officers and directors of the Company, are Senior Vice President and President, respectively, of AnchorFree Wireless, Inc., a related company. For the years ended December 31, 2013 and 2012, AnchorFree Wireless, Inc. accounted for approximately 82% and 0% of the Company’s revenues, respectively. Sophia Malobrodsky, a shareholder of the company holding approximately 4% of the Company’s issued and outstanding common stock is the mother of Eugene Malobrodsky, the Company’s Chief Executive Officer.

As of December 31, 2014 and December 31, 2013, the Company had loans from Mr. Malobrodsky and Mr. Ilya Perlov, with outstanding balances of $19,551.33 and $5,411.34 respectively, and a loan of $25,420 from AFNCA, a company controlled by Mr. Perlov. The notes are due on March 28, 2015 and are unsecured. The Malobrodsky and Perlov notes are convertible into common stock at $.04 per share; the AFNCA note is not convertible as of the date hereof. All of the notes bear interest at a rate of five percent (5%) per annum. On January 23, 2015, all of these notes were purchased by certain persons including Jonathan Herzog, one of the Designees, who acquired the $25,420 AFNCA note and $6,951.33 of the principal amount of the Malobrodsky note. All of the loans were acquired for $.08 per principal amount of the loan, i.e. $4,031 in total.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

INTELLIGENT BUYING, INC.

January 28, 2015	By:	/s/ Eugene Malobrodsky
Eugene Malobrodsky, CEO